Hello [POTENTIAL INVESTOR],

Danielle and Sara here, the founders of Rikki's Bar, what will be San Francisco's first women's sports bar. Thank you for your reservation and funding commitment to help us bring this project to life. We publicly launched just five days ago and your early support of Rikki's has a snowball effect, funds showing up on the ticker convinces others to support as well. Thank you.

Now that our community investment has exceeded the minimum required by WeFunder we are working on completing and filing necessary paperwork in accordance with SEC crowdfunding regulations. Once that is complete we will reach out to let you know when you can convert your reservation* into an investment

Until then, we wanted to share a few updates with you about how the project has been received:

🔎   The SF Chronicle's Women's Sports Reporter (a position newly hired in the last year) Marisa Ingemi who we've been talking with over the last couple weeks had an embargoed story that launched at noon Friday, our first story about Rikki's launch! Two Rec Leaguers Hoping to Launch SF's First Women's Sports Bar. ABC 7, Live 105, and KCBS have also covered our brand launch and investment raise!

🏀 & ⚽ Bay FC posted about the watch party and the Valkyries included a Welcome to the Bay post on their IG stories! We're excited to have both these teams engage and share with their followers and will work to keep these relationships strong so Rikki's can host many watch parties and team partner events.

📱   All this coverage has resulted in eyes on Rikki's online. The WeFunder campaign has received reservations from 58 individuals, nearly 800 page visitors, and our Instagram account has 1,200 followers and climbing!

We thank you for believing that San Francisco deserves this space and believing that we can make it happen! In the meantime, please reach out with any questions about the project or investment process. We will be in touch soon.

See you at Rikki's,

Danielle and Sara

*We're still in the reservation stage, so we must disclaim the following:
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a

Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.